CONFIDENTIAL TREATMENT REQUESTED
BY HELIX BIOMEDIX, INC.
HXBM-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

December 3, 2010

By Edgar and Overnight Courier

United States Securities	SUBMITTED PURSUANT TO A REQUEST
and Exchange Commission	FOR CONFIDENTIAL TREATMENT
Division of Corporation Finance	UNDER 17 C.F.R. §200.83
100 F Street, N.E.
Washington, DC 20549

Attn:	Laura Crotty
Jennifer Riegel
Jeffrey P. Riedler

	Re:	Helix BioMedix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 24, 2010
Schedule 14A filed April 9, 2010
File No. 033-20897

Ladies and Gentlemen:

On behalf of Helix BioMedix, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the Company by letter dated November 3, 2010. In this letter, we have recited the comments of the Staff set forth in the November 3, 2010 letter in italicized, bold type, and followed each comment with the Company’s response.

In accordance with 17 C.F.R. § 200.83, we have provided a letter to the Staff and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of the Company’s responses set forth in this response letter (the “Confidential Portions”). The Company has redacted the Confidential Portions from the letter filed via Edgar and has included such information, set forth in brackets and highlighted, solely in paper copies of the letter submitted to the Staff.

CONFIDENTIAL TREATMENT REQUESTED

BY HELIX BIOMEDIX, INC.

HXBM-002

Item 1. Business, page 1

1.	On pages 57-59, you disclose some of the material terms of your agreements with DermaVentures, the University of British Columbia, Goldschmidt, Grant Industries and Rodan & Fields. Please provide draft disclosure to be included in the Business section your next Form 10-K which discloses all material terms of each agreement. In addition to the disclosures made on pages 57-59, this disclosure should include the termination provisions and the amount of royalties to be paid or received under each agreement within a ten percent range.

In response to this Comment 1, the Company has included revised disclosure in Exhibit A hereto, which the Company proposes to include in substantially similar form in its Annual Report on Form 10-K for the year ending December 31, 2010.

The License Agreement and the Management Services Agreement, each between the Company and DermaVentures, LLC and entered into effective as of April 18, 2007, were each terminated by mutual agreement in September 2009. The Company believes that these agreements are no longer material to it, and has not described these agreements in the proposed disclosure set forth in Exhibit A.

The revised disclosure set forth in Exhibit A does not include the amount of royalties to be paid or received under each license agreement within a ten percent range where such information has not been previously publicly disclosed; the Company respectfully proposes to preserve the confidentiality of this information, because the Company does not believe that the royalty rates under these agreements are material to an understanding of the Company, and further because the Company views this information as highly sensitive and believes that its disclosure would cause substantial economic harm to the Company’s competitive position.

The Company’s royalty rates under its material customer agreements are as follows:

[***]

Periodic and other reports filed with the Commission from time to time contain extensive discussions of the Company’s business, including its license and royalty agreements and the risks associated with those agreements. The Company’s agreement with the University of British Columbia is a license to the Company with an associated royalty, the terms of which have been publicly disclosed in full. The Company’s other royalty agreements are agreements with its customers. The Company has filed these agreements with the Commission and disclosed their material terms in the proposed disclosure. In addition, the Company discusses its royalty revenue and associated known trends, uncertainties and risks in its periodic reports. As noted below in response to Comment 2, in its current stage of development the Company believes it does not yet

CONFIDENTIAL TREATMENT REQUESTED

BY HELIX BIOMEDIX, INC.

HXBM-003

depend on royalty revenue, but instead on cash flows from financing activities, to support its operations. However, the Company believes that its disclosure regarding royalty arrangements and associated results and implications is sufficient, and that disclosure of specific ranges in which its negotiated rates with customers fall is not necessary to ensure that investors have a sufficient level of information to understand these agreements and their potential implications for the Company.

In addition, the Company believes that the disclosure of this information would cause substantial economic harm to its competitive position. [***]

2.	We note the following statement on page 56 of the filing: “A significant portion of the Company’s revenue is concentrated with a limited number of customers. The following individual customers accounted for 10% or more of revenue for the years ended December 31, 2009, 2008 and 2007…” Following this statement is a table indicating that two customers, listed as “Customer A” and “Customer B,” accounted for 71% and 10% of the company’s revenue for the 2009 fiscal year. Please confirm that in the future, to the extent applicable, you will provide disclosure regarding your dependence on one or a few major customers and identify any customers that account for a significant portion of the company’s revenues in the Business section of the filing. See Item 101(h)(4)(vi) of Regulation S-K.

Although the Company is no longer in the development stage for accounting purposes, to date it does not believe it has depended on one or a few major customers. The Company continues to depend on its financing activities to maintain its operations. The Company’s total revenue in 2009 was approximately $391,000, while its net cash flow from financing activities was approximately $3.5 million. For the nine months ended September 30, 2010, the Company’s total revenue was approximately $494,000, and its net cash flow from financing activities was $3.2 million.

The Company hereby confirms that, to the extent material to an understanding of the Company, where applicable it will provide disclosure regarding its dependence on one or a few major customers, in accordance with Item 101(h)(4)(vi) of Regulation S-K. [***]

Intellectual Property Rights, page 6

3.	Please provide draft disclosure to be included in your next Form 10-K which provides more specific information regarding the “six distinct classes of peptides” covered by the patents and pending patents mentioned on page 6 of the filing. In addition, please disclose the products to which the peptides and patents relate. Also, please include a discussion of the expiration years of each issued patent held by or licensed to the company.

CONFIDENTIAL TREATMENT REQUESTED

BY HELIX BIOMEDIX, INC.

HXBM-004

In response to this Comment 3, the Company has included revised disclosure in Exhibit A hereto, which the Company proposes to include in substantially similar form in its Annual Report on Form 10-K for the year ending December 31, 2010.

In the revised disclosure, the Company has removed the references to “classes of peptides” in favor of a description that it believes better reflects the current state of its peptide technology.

Signatures, page 67

4.	It does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K. If R. Stephen Beatty, your chief executive officer and acting chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacities and that you will include such title in signature section of your next Form 10-K. Alternatively, if R. Stephen Beatty was not acting in the capacity of controller or principal accounting officer, please amend your Form 10-K to have your controller or principal accounting officer sign your Form 10-K. See Instruction D.2(a) of Form 10-K for further information.

The Company hereby confirms that R. Stephen Beatty was acting as the Company’s principal accounting officer at the time the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 was executed by him, in addition to the other listed capacities, and further confirms that such title will be included in the signature section of the Company’s Annual Report on Form 10-K for the year ending December 31, 2010.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED

BY HELIX BIOMEDIX, INC.

HXBM-005

The Company respectfully requests the Staff’s assistance in completing the review as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (206) 676-7018.

Sincerely,

SUMMIT LAW GROUP a professional limited liability company

/s/ Cy Hersch

Cy Hersch

cc:	R. Stephen Beatty
Chief Executive Officer
Helix BioMedix, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY HELIX BIOMEDIX, INC.

HXBM-006

Exhibit A

Proposed revised disclosure in response to Comment 1:

License Agreements

We entered into a License Agreement with the University of British Columbia (UBC) commencing October 1, 2001, whereby UBC granted us an exclusive, worldwide license to use and sublicense certain defined “Technology” and any improvements within a specified field of use and including the right to manufacture, distribute and sell products utilizing the Technology. The agreement terminates on October 1, 2021 or upon the expiration of the last patent applied for and obtained pursuant to certain provisions of the agreement, unless terminated earlier as provided in the agreement. According to its terms, the agreement terminates automatically if a bankruptcy proceeding is brought by or against us, and terminates at UBC’s option upon certain events, including our insolvency or cessation of business, a delinquency of more than 60 days in payments due from us under the agreement, and our breach of certain provisions relating to insurance requirements, use by us of UBC trademarks, and marketing obligations. In addition, either party may terminate the agreement on notice after the opportunity to cure if the other party defaults under the agreement.

The Technology licensed under the agreement consists primarily of three United States patents for antimicrobial peptides (as set forth in the table under “Intellectual Property Rights” below) and related methods of use. The license may be sublicensed to Helix BioMedix affiliates. Pursuant to the terms of the agreement, we issued to UBC or its assigns 97,500 shares of our common stock and options to purchase up to 152,500 shares of our common stock at $1.50 per share. The options have a term of ten years and were fully vested upon grant. Additionally, we agreed to pay UBC a royalty of 3.5% of revenue generated from the Technology and any improvements related thereto. We are also required to pay UBC minimum annual royalties and to reimburse UBC for all further costs incurred with respect to the licensed patents, including maintenance fees.

On August 16, 2007, we entered into a License Agreement with Goldschmidt GmbH, a wholly owned subsidiary of Evonik GmbH. Pursuant to the agreement, we granted to Goldschmidt an exclusive license under certain of our patent applications and related rights and technology to, among other things, make and sell formulations for use as ingredients in final products in the cosmetic and non-prescription-drug fields of use. The term of the agreement extends until the expiration of the last-to-expire patent issued under the licensed patent rights, subject to certain termination rights of each party. Either party may terminate the agreement if the other party materially breaches a material provision of the agreement, and fails to cure the breach within the specified notice period. In addition, either party may terminate the agreement if, for any consecutive three-year period after 2010, earned running royalties fall short of certain agreed minimum amounts. In

CONFIDENTIAL TREATMENT REQUESTED

BY HELIX BIOMEDIX, INC.

HXBM-007

consideration for the license, Goldschmidt agreed to make specified upfront payments (subject to certain conditions) and to pay royalties on its sales of formulations under the agreement. In 2008, we recognized $130,000 in revenue related to upfront payments under the agreement, and we began earning royalty revenue under the agreement in 2009.

On September 12, 2007, we entered into a First Amended and Restated License Agreement with Grant Industries, Inc., which amended and restated the Non-Exclusive License Agreement between the parties dated December 12, 2006, and which has subsequently been amended effective as of December 10, 2008 and May 6, 2010. As amended to date, the initial term of the license agreement expires on December 31, 2011, after which the agreement automatically renews for successive one-year periods, subject to certain termination rights of each party. Either party may terminate the agreement if the other party ceases its business or upon certain events relating to bankruptcy, or if the other materially breaches a provision of the agreement and fails to cure the breach within the specified notice period. We may terminate the license or remove a peptide from the scope of the license if Grant Industries fails to meet certain minimum royalty obligations. The license permits Grant Industries to formulate certain of our proprietary peptides into premix products, and to market and sell those premix products for use in final products in the cosmetic and over-the-counter personal care market, subject to payment of royalties on its sales of premix, and certain minimum royalty obligations. The license grants exclusive rights with respect to six of our peptides.

On August 27, 2008, we entered into a License Agreement with Rodan & Fields, LLC which was subsequently amended as of February 25, 2009. Pursuant to the agreement, we granted to Rodan & Fields a non-exclusive worldwide license to use our protease inhibition technology with our peptides incorporated into products developed and marketed by Rodan & Fields. In exchange for the license, Rodan & Fields agreed to initiate a study validating the benefits of our protease inhibition technology and to pay a royalty fee from sales of products containing our technology. The initial term of the agreement is three years and it automatically renews for successive one-year terms thereafter, subject to certain termination rights of each party, and subject to payment by Rodan & Fields of certain minimum royalties. Either party may terminate the agreement if the other party materially breaches a material provision of the agreement, and fails to cure the breach within the specified notice period. We began earning royalties under the agreement in the fourth quarter of 2009.

Proposed revised disclosure in response to Comment 3:

Intellectual Property Rights

We have developed a proprietary library containing a broad and diverse array of synthetic bioactive peptides. Our peptide library includes not only multiple proprietary peptides, but also various compositions of and methods of using those peptides. We believe that our patents and patent applications provide broad and early patent coverage that offers important competitive advantages.

CONFIDENTIAL TREATMENT REQUESTED

BY HELIX BIOMEDIX, INC.

HXBM-008

We rely on a combination of patent, trademark, copyright, and trade secret laws to protect our proprietary technologies and products. We aggressively seek U.S. and international patent protection applicable to our peptide technologies. We also rely on trade secret protection for our confidential and proprietary information and in-license technologies we view as necessary to our business plan.

We currently own or exclusively license nine issued U.S. patents, five pending U.S. patent applications, six foreign issued patents and forty foreign pending patent applications. These patents and patent applications describe not only a vast diversity of sequences, but also structures, including alpha-helical, looped, linear, beta-sheet, lipidated, hinged and unstructured short synthetic sequences. The control of a patent-protected library comprising a broad diversity of structures and sequences distinguishes us from our competitors, many of whom are attempting to develop and protect only single peptide sequences for multiple applications. We believe that the breadth of our library offers us an exceptionally wide range of options in matching optimal peptides with individual product or therapeutic requirements.

Patents expire, on a country by country basis, at various times depending on various factors, including the filing date of the corresponding patent application(s), the availability of patent term extension and supplemental protection certificates and terminal disclaimers. The following table sets forth the patents owned or exclusively licensed by us, and their current years of expiration:

Patent No.	Description	Country	Expiration Year
5,962,410	INHIBITION OF EUCARYOTIC PATHOGEN WITH LYTEC PEPTIDES	United States	2016

7,354,903	COSMETIC COMPOSITIONS CONTAINING SHORT BIOACTIVE PEPTIDES	United States	2021

6,875,744	SHORT BIOACTIVE PEPTIDES	United States	2022

7,381,704	METHODS FOR USE OF SHORT BIOACTIVE PEPTIDES	United States	2022

7,407,940	ANTIMICROBIAL HEXAPEPTIDES	United States	2026

7,696,174	SHORT BIO-ACTIVE PEPTIDES FOR CELLULAR AND IMMUNOLOGICAL MODULATION	United States	2027

CONFIDENTIAL TREATMENT REQUESTED

BY HELIX BIOMEDIX, INC.

HXBM-009

6,288,212	ANTI-ENDOTOXIC ANTIMICROBIAL PEPTIDES AND METHODS THEREFOR (licensed from University of British Columbia)	United States	2018

6,172,185	ANTIMICROBIAL CATIONIC PEPTIDE DERIVATIVES OF BACTENECIN (licensed from University of British Columbia)	United States	2018

6,337,317	ANTIMICROBIAL PEPTIDES AND METHODS OF USE THEREOF (licensed from University of British Columbia)	United States	2020

1,327,311	THERAPEUTIC ANTIMICROBIAL POLY-PEPTIDES, THEIR USE AND METHODS FOR PREPARATIONS	Canada	2011

1,340,716	INHIBITION OF EUCARYOTIC PATHOGENS AND NEOPLASMS AND STIMULATION OF FIBROBLASTS AND LYMPHOCYTES WITH LYTIC PEPTIDES	Canada	2016

4310107	SHORT BIOACTIVE PEPTIDES AND METHODS FOR THEIR USE	Japan	2022

4484941	SHORT BIOACTIVE PEPTIDES AND METHODS FOR THEIR USE	Japan	2022

10-0891157	SHORT BIOACTIVE PEPTIDES AND METHODS FOR THEIR USE	South Korea	2022

57890/99	ANTI-ENDOTOXIC ANTIMICROBIAL PEPTIDES AND METHODS THEREFOR (licensed from University of British Columbia)	Australia	2019

As described above under the heading “Consumer Skin Care Products,” we have entered into license agreements with skin-care contract manufacturers and materials suppliers for inclusion of certain of our patented peptides in anti-acne and anti-aging skin care products. In addition, in 2008 we launched our first Helix-branded products, under the Striking™ brand. These proprietary products incorporate three of our proprietary peptides, which together are protected by claims under U.S. patents expiring between 2021 and 2027. Two of these peptides are protected by claims under our three issued foreign patents expiring in 2022.

With respect to proprietary know-how that is not patentable, we have chosen to rely on trade secret protection and confidentiality agreements to protect our interests. We have taken security measures to protect our proprietary know-how, technologies, and confidential data, and continue to explore further methods of protection. We require all employees, consultants, and collaborators to enter into confidentiality agreements, and employees and consultants enter into invention assignment agreements with us. We cannot assure you, however, that these agreements will provide meaningful protection or adequate remedies for any breach or that our proprietary information will not otherwise become known or be independently discovered by our competitors.

CONFIDENTIAL TREATMENT REQUESTED

BY HELIX BIOMEDIX, INC.

HXBM-010

In the case of a strategic partnership or other collaborative arrangement which requires the sharing of data, our policy is to disclose to our partner, under controlled circumstances, only data that is relevant to the partnership or arrangement during the contractual term of the strategic partnership or collaborative arrangement, subject to a duty of confidentiality on the part of our partner or collaborator. Disputes may arise as to the ownership and corresponding rights to know-how and inventions resulting from research by us, and our corporate partners, licensors, scientific collaborators, and consultants. We cannot assure you that we will be able to maintain our proprietary position or that third parties will not circumvent any proprietary protection we have. Our failure to maintain exclusive or other rights to these technologies could harm our competitive position.

To continue developing and commercializing our current and future products, we may license intellectual property from commercial or academic entities to obtain the rights to technology that is required for our discovery, research, development, and commercialization activities.